UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ALEXANDER & BALDWIN, INC.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
014482103
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
with a copy to:

Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
212-373-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	014482103	Page 2

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 41,560,279 shares of common stock, without par value (the “Common Shares”), of Alexander & Baldwin, Inc. (the “Issuer”) outstanding as of February 16, 2011, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, dated March 10, 2011 (the “2011 Proxy Statement”).

CUSIP No.	014482103	Page 3

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

CUSIP No.	014482103	Page 4

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,127,030

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,127,030

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,127,030

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

CUSIP No.	014482103	Page 5

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,561,943

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,561,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,561,943

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

CUSIP No.	014482103	Page 6

1	NAMES OF REPORTING PERSONS Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		148,993

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

148,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,993

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

CUSIP No.	014482103	Page 7

1	NAMES OF REPORTING PERSONS Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,142

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

63,142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,142

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
6 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

CUSIP No.	014482103	Page 8

1	NAMES OF REPORTING PERSONS Marcato International Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		339,746

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

339,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

339,746

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
7 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

CUSIP No.	014482103	Page 9

1	NAMES OF REPORTING PERSONS Marcato Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		551,881

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

551,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,881

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
8 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

CUSIP No.	014482103	Page 10

1	NAMES OF REPORTING PERSONS Richard T. McGuire

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		551,881

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

551,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,881

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
9 This calculation is based on 41,560,279 Common Shares outstanding as of February 16, 2011, as reported in the 2011 Proxy Statement.

SCHEDULE 13D

Item 1.	Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the common stock, without par value (the “Common Shares”), of Alexander & Baldwin, Inc., a Hawaii corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 822 Bishop Street, Post Office Box 3440, Honolulu, Hawaii 96801.
As of March 31, 2011, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned an aggregate of 4,113,824 Common Shares (the “Subject Shares”), representing approximately 9.9% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 372,900 Common Shares under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 4,486,724 Common Shares, representing approximately 10.8% of the outstanding Common Shares.

Item 2.	Identity and Background
(a), (f) This Schedule 13D is being filed by: (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); (iv) William A. Ackman, a citizen of the United States of America; (v) Marcato, L.P., a Delaware limited partnership (“Marcato Fund I”); (vi) Marcato II, L.P., a Delaware limited partnership (“Marcato Fund II”); (vii) Marcato International Master Fund Ltd., a Cayman Islands exempted company (“Marcato Master Fund” and together with Marcato Fund I and Marcato Fund II, the “Marcato Funds”); (viii) Marcato Capital Management LLC, a Delaware limited liability company (“Marcato”); and (ix) Richard T. McGuire, a citizen of the United States of America (collectively, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, dated as of March 31, 2011, a copy of which is attached hereto as Exhibit 99.1.
(b) The business address of Pershing Square, PS Management, Pershing Square GP and William A. Ackman is 888 Seventh Avenue, 42nd Floor, New York, New York 10019. The business address of Marcato Fund I, Marcato Fund II, Marcato and Richard T. McGuire is 235 Pine Street, Suite 1650, San Francisco, California 94104. The business address of Marcato Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
(c) Pershing Square’s principal business is serving as investment advisor to certain affiliated funds. PS Management’s principal business is serving as the sole general partner of Pershing Square. Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership, and Pershing Square II, L.P., a Delaware limited partnership. The principal occupation of William A. Ackman is serving as the managing member of each of PS Management and Pershing Square GP. The principal business of each of the Marcato Funds is investing in securities. The principal business of Marcato is serving as the (i) sole general partner of Marcato Fund I and Marcato Fund II, and (ii) investment manager of Marcato Master Fund and Marcato International Ltd., a Cayman Islands exempted company. The principal occupation of Richard T. McGuire is serving as the managing member of Marcato.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (including its wholly-owned subsidiary PSRH, Inc., a Cayman Islands corporation) (collectively, the “Pershing Square Funds”), which purchased 3,561,943 Common Shares for total consideration of $148,100,867 (including brokerage commissions) and 279,675 notional shares underlying the Swaps. The source of funds for such transactions was derived from the capital of the Pershing Square Funds. The Marcato Funds purchased 551,881 Common Shares for total consideration of $20,730,015 (including brokerage commissions) and 93,225 notional shares underlying the Swaps. The source of funds for such transactions was derived from the capital of the Marcato Funds.

Item 4.	Purpose of Transaction.
The Reporting Persons believe that the Common Shares are undervalued and are an attractive investment.
The Reporting Persons expect to engage in discussions with management, the board and other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a), (b) Based upon the 2011 Proxy Statement, 41,560,279 Common Shares were outstanding as of February 16, 2011. Based on the foregoing, the Subject Shares represented approximately 9.9% of the Common Shares issued and outstanding as of such date.
Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 3,561,943 Common Shares (the “Pershing Shares”). As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Pershing Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 1,127,030 Common Shares held for the benefit of Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as the managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Pershing Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Pershing Shares for purposes of this Schedule 13D. Marcato Fund I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 148,993 Common Shares. Marcato Fund II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 63,142 Common Shares. Marcato Master Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 339,746 Common Shares. Marcato, as the general partner of Marcato Fund I and Marcato Fund II and the investment manager of Marcato Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 551,881 Common Shares (the “Marcato Shares”). By virtue of Richard T. McGuire’s position as the managing member of Marcato, Richard T. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Richard T. McGuire may be deemed to be the beneficial owner of the Marcato Shares for purposes of this Schedule 13D. Pershing Square, PS Management, Pershing Square GP and William A. Ackman disclaim beneficial ownership of the Marcato Shares, and the Marcato Funds, Marcato and Richard T. McGuire disclaim beneficial ownership of the Pershing Shares.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares and Swaps that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds and the Marcato Funds.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that dividends from, and proceeds from the sale of, (i) the Common Shares held by the accounts managed by Pershing Square may be delivered to such accounts and (ii) the Common Shares held by the accounts managed by Marcato may be delivered to such accounts.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pershing Square, PS Management, Pershing Square GP and William A. Ackman, on the one hand, and the Marcato Funds, Marcato and Richard T. McGuire, on the other hand, do not currently have any contracts, arrangements or understandings with respect to the Subject Shares. They do, however, reserve the right to reach an understanding with respect to the Subject Shares in the future.
The Subject Shares are beneficially owned by the Reporting Persons. Furthermore, (i) Pershing Square, PS Management, Pershing Square GP and William A. Ackman entered into Swaps for the benefit of the Pershing Square Funds (the “Pershing Square Swaps”), and (ii) the Marcato Funds, Marcato and Richard T. McGuire entered into Swaps for the benefit of the Marcato Funds (the “Marcato Swaps”), in each case, on the dates described on Exhibit 99.2. The Pershing Square Swaps constitute economic exposure to approximately 0.7% notional outstanding Common Shares in the aggregate, with a reference price of $45.12 and expire on the date described on Exhibit 99.2. The Marcato Swaps constitute economic exposure to approximately 0.2% notional outstanding Common Shares in the aggregate, with a reference price of $45.12 and expire on the date described on Exhibit 99.2.
Under the terms of the Pershing Square Swaps and the Marcato Swaps, (i) the applicable Pershing Square Fund or Marcato Fund, as applicable, will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap or Marcato Swap, as applicable, as of the expiration date of such Swap, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund or Marcato Fund, as applicable, any positive price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap or Marcato Swap, as applicable, as of the expiration date of the Swaps. With regard to the Pershing Square Swaps and the Marcato Swaps, any notional distributions received by the counterparty on such notional Common Shares during the term of the Swaps will be paid to the applicable Pershing Square Fund or Marcato Fund, as applicable, either (i) with respect to certain Swaps, during the term of the applicable Swap or (ii) with respect to the balance of the Swaps, at maturity. Any interest accruing at the rates set forth in the Swaps will be paid to the counterparty either (i) with respect to certain Swaps, during the term of the applicable Swap or (ii) with respect to the balance of the Swaps, at maturity. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds’ and the Marcato Funds’ third-party counterparties for the Pershing Square Swaps and the Marcato Swaps, respectively, include entities related to Morgan Stanley.

Neither the Pershing Square Swaps nor the Marcato Swaps give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in such contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Common Shares, which transactions could be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Common Shares, relative value of the Common Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Common Shares may be included or a combination of any of the foregoing.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of March 31, 2011, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP LLC, William A. Ackman, Marcato, L.P., Marcato II, L.P., Marcato International Master Fund Ltd., Marcato Capital Management LLC and Richard T. McGuire.

Exhibit 99.2	Trading data.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: March 31, 2011

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackamn

Name: William A. Ackman Title: Managing Member

PS MANAGEMENT, GP, LLC

By:	/s/ William A. Ackamn

Name: William A. Ackman Title: Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackamn

Name: William A. Ackman Title: Managing Member

/s/ William A. Ackam

Name: William A. Ackman

[Signature Page to Schedule 13D]

MARCATO, L.P.

By:	Marcato Capital Management LLC, its General Partner

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Managing Member

MARCATO II, L.P.

By:	Marcato Capital Management LLC, its General Partner

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Managing Member

MARCATO INTERNATIONAL MASTER FUND LTD.

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Director

MARCATO CAPITAL MANAGEMENT LLC

By:	/s/ Richard T. McGuire

Name: Richard T. McGuire Title: Managing Member

/s/ Richard T. McGuire

Name: Richard T. McGuire

[Signature Page to Schedule 13D]

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of March 31, 2011, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP LLC, William A. Ackman, Marcato, L.P., Marcato II, L.P., Marcato International Master Fund Ltd., Marcato Capital Management LLC and Richard T. McGuire.

Exhibit 99.2	Trading data.